Exhibit 99.86

i-80 Gold Completes First Gold Sale in Company History

Lone Tree and Ruby Hill Heap Leach Operations Now Producing Gold

Reno, Nevada, March 9, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that it has completed initial gold sales from residual heap leach operations at its Lone Tree and Ruby Hill Projects, both 100%-owned by the Company. These milestones achieve another two items outlined in i-80’s 2022 comprehensive plan (see press release dated January 12, 2022).

“A truly historic event for i-80”, stated Matthew Gollat, Executive Vice-President at i-80. “After less than a year in existence we have produced our first gold from ongoing residual leach projects while we continue to execute the development of several projects within our portfolio as planned with the goal of becoming a significant operator in the State of Nevada.”

The Lone Tree Property is strategically located on Interstate 80, the primary highway through northern Nevada, and proximal to the northern Nevada railway, midway between i-80’s Granite Creek and McCoy-Cove projects. Lone Tree provides i-80 with a competitive advantage in Nevada hosting important processing infrastructure to grow the Company’s business including an autoclave, CIL mill, and a heap leach facility complete with assay lab and gold refinery. Current gold production is the result of leaching existing heap leach pads. The nearby Brooks and Buffalo Mountain mining operations are currently being advanced with material to be trucked to the Lone Tree leach pad. Mining of the Brooks deposit is anticipated to commence in the second half of 2022.

The Ruby Hill Mine is located immediately west of the town of Eureka proximal to Highway 50 and is host to multiple deposits that i-80 believes collectively represent one of the largest gold and silver resource endowments in the State of Nevada. The property is host to key infrastructure including heap leach facilities, a CIL circuit and mill. In the future, refractory mineralization from Ruby Hill is expected to be trucked to the Lone Tree Complex for processing following its refurbishment. The primary source of production at Ruby Hill is material from the East Archimedes open pit mined from September 2020 to November 2021 as well as some residual leach from older material on the pad.

Qualified Person

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Lone Tree or Ruby Hill and the potential of the Lone Tree and Ruby Hill Properties . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.